VIEW SYSTEMS, INC.

                            Financial Communications
                             Program recommendations



                              Submitted: July 2000

                    FINANCIAL COMMUNICATIONS PROGRAM PROPOSAL

Thank you for allowing us the opportunity to review ways in which Magnum Financial Group, LLC can be of assistance to View Systems, Inc. ("View Systems") in gaining greater visibility with the investment community, and in securing a fair market value for the Company's common stock on an ongoing basis.

Each year, the universe of publicly-traded companies grows, as does the number of stockbrokers, investment analysts, money managers and institutional portfolio managers. As a result, small and/or recently-listed companies are experiencing an increased difficulty in being recognized in the overall market clamor. Today, most publicly-traded companies recognize the importance of a well-crafted financial communications strategy in communicating their message to the investment community. Large companies generally manage this function in-house by hiring dedicated investor relations specialists. Small firms and new companies, however, are increasingly utilizing the services of financial communications consultants, such as Magnum Financial Group, to save them both time and money in getting their story out to the investing public.

We at Magnum Financial Group can provide both the proactive campaigning to bring your stock to the attention of those members of the investment community for which it is most suited, and the reactive contact necessary to satisfy the questions and need for information originating from existing stockholders and other interested parties. We can also do it for a very nominal fee.

While any plan upon which we embark will be crafted in consultation with you, we have herein developed a set of proposed Financial Communications Program Recommendations that will provide you with a professional and consistent communications program designed to position View Systems as an emerging developer and marketer of digital video systems used for security and surveillance.

                TWO KEY FACTORS THAT PUT MAGNUM AHEAD OF THE REST

Customized Programs   -  Unlike  the  competition, Magnum does not use a "cookie cutter"  approach  to investor  relations.  Instead, in
                         recognizing  that  each client and  management  team is
                         unique,  we  develop, in  conjunction with  significant
                         input  from  the  client, a  plan that  is  within  the
                         client's budget, with reference to  the client's short-
                         and   long-term  objectives,  and   in   keeping   with
                         management's available time and marketing philosophy.

Evolutionary          -  Today,  the investment world  is changing at a dramatic pace  and  many  Investor Relations  firms are stuck in
                         the past  -  doing  the  same thing  the same  old way.
                         Magnum  prides itself  on its  ability  to  change  and
                         adapt to new market realities, to identify and evaluate
                         new ideas and methods of communicating one's
                         investment  story,   and   to  assist  its  clients  in
                         maximizing   the   opportunities  inherent in  being  a
                         publicly-traded Company.

I.      PRIMARY GOAL

Our goal at Magnum Financial is to implement the necessary tools and communications strategy that will enable a client to broaden its reach of intended audiences in the financial communities so as to stimulate interest in the company and to attain a fair market value for its stock.

II.     MARKET CIRCUMSTANCES

View Systems is currently trading on the OTC Bulleting Board system under the symbol VYST. The Company has approximately 8.5 million shares outstanding and has recently traded around $1.25, giving the Company a market capitalization of approximately $10.63 million. The Company's shares are thinly traded with average daily trading volume of approximately 20,000 shares over the past 50 days.

View Systems develops and sells digital video systems for security and surveillance. Closed circuit television of CCTV has an established use in the security industry. Conventional CCTV stores record data on videotape using a videotape recorder or VCR. The Company's systems digitize the data - that is convert it to a computer readable format, allowing the Company to offer a variety of features not available with traditional non-computer based CCTV systems.

View Systems was incorporated in Florida in January 1989, remaining a shell company until the fall of 1998. In September 1998, Gunther Than was elected President and the Company began raising funds, purchasing working assets, hiring staff, designing computer software and hardware, and establishing a corporate identity. During the months that followed, the Company began development of its product line. Additionally, the Company has a manufacturing subsidiary that offers electronic component manufacturing, testing and engineering design services. The Company plans to phase out this business once it is able to generate sufficient sales of its proprietary products to cost-effectively manage the operation.

View Systems began making its first sales of the prototypes of its security and surveillance products in March 1999. For the year ending, December 31, 1999, the Company generated $303,711 in revenues and a net loss of $3.7 million. For its most recent fiscal quarter ending March 31, 2000, the Company generated $110,412 in revenues and realized a net loss of 456,264, bringing its total loss since inception to $4.8 million.

Currently, the Company is seeking to increase its exposure to both the individual and professional investment communities in order to increase daily trading volumes and secure a fair value for its stock.

For a small company like View Systems that is traded on the bulleting board and that lacks the support and following of an investment banking firm and other professional investors (i.e. securities analysts, portfolio managers and retail brokers), a communications plan that targets individual investors through various media channels is important. As View Systems grows its revenues and earnings, a plan that targets professional investors can be employed. Regardless of the investment audience, the basics of a solid financial communications should be employed. Such basics include investor kits, corporate profiles, press releases, and fax/mailing lists.

Based on View Systems' circumstances, Magnum Financial is recommending a program that covers the basics of solid financial communications (i.e. crafting the company's story and preparing investor kits, corporate profiles, etc.) while targeting individual investors (through Internet exposure and paid media), and other members of the investment community (brokers, fund managers) that are known by Magnum to invest in bulletin board stocks.

Included in Magnum's recommendations is a paid media program. Due to the shifting dynamics of the investment community, statistics show that more than half of all trades in small cap stocks are being generated by individual investors. Through extensive research Magnum has identified that the primary methods of information on new investments for individual investors are coming from varying forms of paid media, including magazines, Internet sites, television, radio and financial conferences. Magnum employs an ongoing research program to identify and catalog paid media opportunities, including Internet sites. Through our extensive monitoring of these marketing tools, Magnum has identified, and continues to identify, those opportunities that provide the most cost-effective methods for reaching the individual investor audience. Further, as Magnum is continually directing business towards those paid media vendors that provide, in Magnum's opinion, superior results, Magnum is often able to obtain preferential pricing and other benefits for our clients, that are not available to other companies.

Specific program objectives and recommendations are outlined and discussed on the pages that follow.

III.    PROGRAM OBJECTIVES

        To develop and deliver a clear, concise, and compelling investment story to the investment community.

        To ensure consistent and efficient communications between the Company and the investment community.

        To identify and engage in activities specifically designed to stop existing stockholders from selling their stock, if needed.

        To identify key supporters of the company in the investment community, if any, and to enlist their support in getting new investors into the stock.

        To secure appropriate financial publicity in investment publications.

        To  develop,   coordinate  and  execute,   on  behalf  of  the  Company,
        participation in programs, activities and events designed to attract the interest of individual investors.

        To communicate with individual investors creating a diverse market demand for Company's stock.

        To identify key retail brokers and obtain their support for the stock.

        To counsel management on effective strategies for increasing the Company's exposure in the investment community, to provide management with realistic feedback from the investment community, and to identify for management weaknesses in their plans which may affect interest in the Company's stock.

        To attain achieve the highest sustainable market value for the Company's securities, contributing to increased shareholder liquidity and enhanced corporate finance opportunities.

IV.     SUMMARY OF RECOMMENDED ACTIVITIES

Magnum Financial Group is recommending a financial communications program that beings immediately. We have herein outlined a detailed six-month plan designed to begin the process of informing the appropriate investment audiences on an on-going basis about the investment opportunity presented by View Systems. Please note that our plan is not segregated by month, because many of the recommended activities are designed for implementation on an on-going basis.

Our approach in developing this plan is to cover the basics of good communications, combined with a modest program to promote the Company's stock. This strategy should, in the short-term, present View Systems as a professionally-run public company that is prepared to be a player in the public markets, and in the long-term, ready View Systems to deal with the investment community as the Company's story develops.

We are proposing (depending upon trading patters and daily trading volume) the implementation of a "streetwork" program beginning in the fourth month. A streetwork program involves the ongoing and active phone solicitation of brokers, individual investors, fund managers and analysts combined with schedule meetings with the professional investment community by management ("roadshows"). A conservative streetwork program would likely focus on individual investors and brokers known to Magnum to invest in bulletin board stocks, whereby Magnum's staff members would make outbound phone calls to these individual investors and brokers. This minor streetwork program would being no sooner that month four after the engagement.

Specific activities recommended by Magnum Financial Group are outlined below:

1. Confer with management to obtain specifics about their activities and progress over the past year so as to develop as positioning strategy and investment story to convey to investors. Due to the unique nature of View Systems' business, this step is a key element in the Company's communications program, and an activity that needs to be allocated an appropriate amount of time and effort.

2. Identify key target dates and tasks to be accomplished over the coming months, in concert with any significant events or activities planned by the Company.

3. Develop a one-page fact sheet, to be used both in investor kits as well as a fax tool for giving interested parties a quick, summarized overview of the Company's activities.

4. Develop a two-to-four page corporate profile used to communicate the Company's story to the investment community, including general research on the industry in which the Company operates, the Company's competition, its strategy going forward, and financial highlights of the Company. Have printed for inclusion in the Company's investor kits.

5. Develop a Power Point presentation for management to use in presenting their story to the investment community.

6. Counsel management on public markets and the financial communications process.

7.   Review existing investor kits (if any), and make changes as needed.

8. Begin program of issuing press releases on significant events in the Company's business. Target at least two releases per month.

9. Begin compiling names to be included on the Company's fax and mailing lists -key brokers, stockholders, directors, individual investors, interested parties, investment bankers, etc.

10. List the Company's story on an Investment Securities-related Internet Web site. We will also feature the Company or Magnum's own Web site.

11. Research and prepare a list of financial publications and investment newsletters that might have an interest in the Company's story; add to fax list, and plan timings of mailings.

12. Develop and implement a paid media program, that will most likely include direct mail, Internet marketing, television, radio, conferences, print ads, and other methods of reaching the investment community.

13. Review the Company's Web site and arrange to be updated as needed (with respect tot eh dissemination of investor relations material).

14. Identify all market makers, update/apprise them of the Company's story, and add them to the fax and mailing list.

15. Research for all possible targets in the financial community that should be contacted about the Company's investment story. Targets may include research analysts, fund managers, investment advisors and brokers. Segment out and add to the Company's mail and fax lists.

16. Conduct on-going phone solicitation to investors and investment community professionals on behalf of the Company, and arrange for fact-to-face meetings with members of the investment community. (This activity will begin no sooner than 90 days after engagement, as Magnum requires at least this much time to internalize the story and to ensure that certain basics are taken care of, such as investor kits, one-pager, etc., and to implement the paid media program-as the paid media program drives volume into the stock, and begins price appreciation, the stock will become increasingly of interest to investment community professionals).

17. Obtain analysts research on the Company - we recommend paid research through an independent research company.

18.  Take incoming phone calls from members of the investment community.

V.      COMPENSATION AND EXPENSES

This proposal has been prepared based upon what we believe, from our extensive experience in the business of financial communications and investor relations, to be the type of program necessary to bring the Company's story to the attention of its appropriate investment audiences. In accordance therewith, the proposal has been priced upon our estimate of the time and effort required to effectively execute the program, and the pricing is in line with the fees that we charge other companies with similar dynamics.

However, we understand that many of the companies with whom we work are, from time to time, in positions in which they do not have the financial resources to enter into an engagement of this nature. If such is the case, please not that Magnum Financial is more than willing to consider two distinct alternatives. First, the fees are clearly a function of the staff time required to execute the plan. For some companies, it makes sense to keep cash outflow to a minimum to provide for a financial communications plan over a longer period of time. Remember, in financial communications and investor relations, a consistent and steady program, even a low-budget program, executed over time, is always more effective that an expensive one-time effort.

Secondly, Magnum is always prepared to discuss a compensation plan that provides more equity participation (stock and warrants) and less cash fees. We typically take some form of equity in payment because the monthly fee we charge often does not cover the cost of servicing an account, and we typically make our profits solely from the equity portion of our fees. In certain instances, we are prepared to "fund" part of the monthly cash fees on behalf of a client for a greater share in their equity.

Proposed Monthly Consulting Fee

To develop the necessary tools for the Company to initiate a proactive financial communications program and to execute the activities that we believe are necessary for accomplishing the objectives conveyed to us, Magnum Financial Group's consulting fee for implementing the recommended six-month plan outlined in this proposal will be $5,000 per month. Monthly fees are billed in advance at the beginning of each month and due upon receipt. Magnum's policy is to collect the first and last month's fees at the time of engagement. The monthly fee will be subject to review (to be adjusted up or down in agreement with the Company and depending upon the scope of continued activities) at the end of the first three month period.

Under this proposal, beginning no sooner than in month four, Magnum will begin to initiate a modest streetwork program. Under this type of program, Magnum's staff members will make outbound phone calls to known purchasers of micro-cap stocks and members of the brokerage community specifically pitching the View Systems story. In month four through six, the monthly fees would increase to $8,000 per month, reflective of the increased activity associated with the streetwork program. However, if at the end of month three, it appears that this addition to the program is not necessary, we will, under instructions from View Systems, keep out fees at $5,000 per month and not initiate the modest streetwork program.

Non-cash Compensation

In addition to the monthly consulting fee, and in consideration of Magnum's services, View Systems will pay to Magnum 25,000 shares of restricted common stock of the Company to be delivered to Magnum within fifteen days of signing an engagement letter.

In addition to the monthly consulting fee, and in consideration of Magnum's services, the Company will grant to Magnum a warrant to purchase 200,000 shares of the Company's common stock (the "Warrants"). The exercise of the Warrants shall be as follows: 100,000 shall be exercisable at the closing bid price at the time of engagement; 50,000 shall be exercisable at the closing bid price at the time of engagement plus $0.50 per share; and the remaining 50,000 shall be exercisable at the closing bid price at the time of the engagement plus $1.00 per share. The Warrants shall expire five years from the date granted, shall have full piggyback registration rights and shall provide for net issue exercise.

Outside Services

Based upon our vast experience, we have found specific paid financial media programs to be an integral part of our client's proactive financial communications program. We have identified and successfully utilized various financial media programs including, but not limited to, paid independent research, internet stock sites, television and radio programs, investor conferences, and the like. Based upon our belief in the efficacy of such programs, we recommend that, in addition to the services provided by Magnum Financial, our clients consider utilizing certain paid financial media, that could include the following:

o Independent Research - We recommend that the company commit to contract with an independent research firm for paid research coverage. The fees for this coverage are generally around $5,000 to $10,000 for the initial report with payment due in advance, and $500 to $1,000 for each update.

o Internet Stock Site - We also recommend that the Company commit to contract with an Internet stock site (ISS) for Internet exposure and marketing. There are a number of Internet Web sites that promote growth and/or value stock opportunities. We have existing relationships with some, and there are others as well. We require exposure on at least one such Web site, and if the budget allows, maybe on two such sites. These Web sites will advise all Web site subscribers about the Company, and will generally issue a press release announcing that the Company is featured on the Web site. Then, on an ongoing basis, every time the company issues a press release, all subscribers are advised of the press release by e-mail, and provided with a link to click on and go directly to the release. The Web sites feature information on the company, and may include additional investor services such as chat rooms, stock quotes and news links. These
     Web sites typically promote their sites through banner ads, print advertising and hyperlinks on the Internet. Costs vary, and we will discuss alternative Web sites with you and recommend one that best meets the needs of the View Systems, and the Company's budget.

o Other Activities- We also recommend that the Company commit to participate in other ancillary marketing activities, which could include financial shows, mailings, television, radio, investor publications, conferences, and other activities. The amount paid on these outside services will reduce as trading volume and stock price increase, and as the streetwork program gains momentum.

As part of our services, we would coordinate all of these activities on the Company's behalf. The best audience for bulletin board companies is individual investors, and the methods outlined herein constitute some of the more effective means of reaching those investors. Further, these activities generate leads from interested and potential investors, which can be followed up on as part of our street program.

Expenses

Expenses incurred on behalf of View Systems each month will be invoiced at the end of the month. These recurring expenses typically include on-line research services, reference book sources, database entry, express mail, courier, postage, copying, mileage and pro-rata allocations for telephone and facsimile. These expenses normally run $500-$700 monthly.

Other expenses such as travel, news wire distribution services, 35mm film slide production, slide print reproductions, printing, bulk mailings, teleconference services, Annual Report design/production and other extraordinary costs will be submitted to management in advance for approval and billed directly, where practicable.

Any costs associated with traveling to the client's facilities to meet with management for an orientation and initial planning meeting is also billable to the client. Generally, two of Magnum Financial's staff participates in such meetings.

Magnum features all of its clients on the Magnum website at no additional charge. However, Magnum publishes a quarterly newsletter that also features its clients, and the direct costs of this newsletter (printing, postage) are divided equally among our clients. We do not mark up these costs, and all editorial work is absorbed by Magnum.

VI.     TERM OF AGREEMENT

The initial duration of the agreement between the parties would be six (6) months and thereafter would continue on a monthly basis until terminated by either party. Effective termination of the month-to-month agreement would follow thirty (30) days after receipt of notice intending to terminate.

VII.    REPORTING AND COMMUNICATION

Magnum's intention is to maintain consistent and effective communications with the client throughout the engagement. Where possible and practicable, Magnum will copy the client on key correspondence and communications, and further, will provide written notes and reports on various activities and campaigns on an on-going basis.

VIII.   ACCOUNT TEAM

The following principals and associates will manage the View Systems account and the financial communications program developed for the Company:


     Function                                             Designee                               Title
     --------                                             --------                               -----
     Account Lead/Consulting                              Michael Manahan                        Principal
     Market Intelligence Manager                          Steven Johnson                         Principal
     Account Management                                   Claire Fu                              Acct Mgr.
     Research/Media/Internet                              Dirk Young                             Associate
     Media/Administration/Research                        Judy Kim                               Associate
     Analyst                                              Brian Schkeryantz                      Associate
     Market Intelligence Specialists                      Rana Thomas                            Associate
                                                          Jeff Yu                                Associate
                                                          Nevil Dhabar                           Associate


IX.     PLANNING AND IMPLEMENTATION

Upon engagement, we shall confer with management to obtain specific timetables and to prioritize those tasks requiring immediate action as well as the additional activities for which we have been engaged. Then, based on meetings with management, evaluation of the Company's position in the investment community, historical facts and independent research, we will create a customized financial communications strategic plan. This plan provides the architecture and timetable for our financial communications activities.

X.      OTHER ISSUES

Our retainer fees are designed to provide a planned financial communications program that is implemented consistently over a period of time, based on a reasonable estimate of the hours of work required to effect that plan. For reasons beyond our control, particularly in times of client crisis (suspension of trading, delisting of securities, resignation of auditors, frenzied trading activity, etc.) the client may require our involvement beyond the scope of this proposal. In such situations, with client approval, we will provide additional services for additional fees.

Further, while our fee covers investor relations and financial communications activities, it does not cover corporate finance activities. However, Magnum is well connected with many sources of financing, including investment bankers and institutional investors, and when appropriate, and if desired by the client, Magnum will make introductions to such financing sources and should such sources fund the client Magnum would expect a fee typical for this type of introduction. Magnum typically engages in such activities through its sister company, CGK Capital, and would expect the client to enter into a separate fee agreement with CGK to cover such circumstances.

XI.     SUMMARY

A planned and organized methodology, depth of experience in the business, professional integrity and a commitment to serving our clients - These are the qualities embedded in Magnum Financial's approach to financial communications. To us, representing you is more than just representing another client. Every client we take on becomes a part of our business. Your honesty, your integrity and your success reflect directly on how our firm is perceived by the investment community.

Based on our initial discussions, we believe that View Systems has a determined management team, a clearly articulated strategy, a service for which there is an identifiable market, and an above-average chance of success in is industry. We are confident that Magnum Financial Group can help you deliver that story to the appropriate investment audience thereby increasing the likelihood that the Company maintains and increases its shareholders' value.

We are very much interested in working with you, and look forward to beginning your financial communications program in the very near future.

Respectfully Submitted,

MAGNUM FINANCIAL GROUP, LLC



Michael S. Manahan
Principal

                                    EXHIBITS



                    Description of Typical Program Components

                                   References



                     SUMMARY OF TYPICAL FULL-SERVICE AGENCY
                                     PROGRAM

A full-service investor relations program includes a number of components and activities over an initial six-month period that would best introduce the Company to the financial community. Although not obligatory, we would recommend the following activities:

INITIAL RESEARCH
1.    Background studies of the Company's primary and related industries.
2. In-depth review of the Company's product literature, financials and draft Prospectus.

AUDIENCE TARGETING
3.    Identification and targeting of highly successful brokers.
4.    Identification and targeting of small-capitalization fund managers.
5.    Identification   and  targeting  of  pure  research  firms  and  sell-side
      analysts.

CUSTOM DATABASE
6.    Development and management of the Company's  database to include  contacts
      from  the   investment   community,   shareholders,   media,   and   trade
      publications.

COMMUNICATION TOOLS
7.    One-Page 2-color Fact Sheet. (Printing costs not included)
8.    Two-Page 2-color Company Summary. (Printing costs not included)
9.    Four-page 3-color Corporate Profile. (Printing costs not included)

DIRECT-RESPONSE MAILINGS
10. Initial mailing of 1-page Fact Sheet to target list. (Mailing costs not included)
11. Mailing of 4-page Corporate Profile for secondary exposure. (Mailing not included)
12. Intermittent mailings of key news releases and media reprints featuring the Company.

PRESENTATION
13. Revisions to slide and flip-chart presentations. (Production costs not included)
14.   Practice sessions with management and counseling.

INTRODUCTIONS
15.   Introductions   to  targeted   analysts,   managers  and  brokers  through
      teleconferences and one-on-one meetings. (Meeting costs excluded.)

MEDIA
16. Communicate with reporters and bureau chiefs as targeted financial, trade and local media.
17. Generate feature articles at local and regional levels. Financial and national when possible.

PRESS RELEASES AND REPORTS
18.   Production  and   distribution  of  financial   results  and  other  news.
      (Distribution costs excluded)
19. Production and distribution of Quarterly Reports. (Printing & mailing costs not included)

INTERMEDIATE RESEARCH
20. Quarterly tracking of institutional ownership in the Company and its peer companies.

COUNSELING
21. Counseling on investment community, finance, legal, media and other relevant issues.

                        COMPONENTS OF INVESTOR RELATIONS

Financial communications and investor relations include numerous activities. Depending upon the program objectives, budget and the Company's situation, our program may incorporate, as needed and when appropriate, some or all of the following activities:

|_| Field Incoming Calls: Answering incoming phone calls from existing shareholders and other members of the investment community, making not of questions and concerns, communicating with management, and responding to questions, as appropriate.

|_| Counseling: Counseling management regarding realistic investor relations objectives in keeping with the principal investment considerations of the Company. Also provide management key input and recommendations based on the investment community's perspective on such vital issues as capital structure, stock splits and dividends, floats, insider holdings and trading, and the financial performance of the Company. If necessary, we stand ready to advise you on crisis communications policy and are immediately available to assist you if specific problems ever develop.

|_| Financial Communications Strategic Plan: Based on an in-depth orientation meeting with management, evaluation of the Company's position in the investment community, historical facts and independent research, we create a customized financial communications strategic plan. This plan provides the architecture for our financial communications activities and gradually and realistically sets forth the challenges facing the Company in the investment community, the plan to overcome those challenges and a realistic assessment of what can be accomplished based on time frames and budgets.

|_| 13F Peer Ownership Analysis: Quarterly conduct review of institutional owners of both the Company and peer companies to obtain insight on the buy/sell decision that may have occurred in the previous quarter. This also provides an immediate group of portfolio managers who should be a ready-made audience for the Company story.

|_| Target Study: Interviews with approximately 20 to 25 members of the professional investment community, including buy- and sell-side analysts, portfolio managers, and to p producing brokers who are either knowledgeable about the Company or the industry. This will introduce the Company to a broader audience as well as provide essential feedback on the current dynamics of the Company's industry niche.

|_| Investment Thesis: To effectively communicate the Company's story to the investment community, we will develop an "investment thesis", which will highlight those key components of the Company's historical performance, the Company's strategy for the future, the Company's market position, the industry and key trends such as P/E multiples, and growth rates that make the Company' stock a compelling investment. This investment thesis will be incorporated into the corporate profile and will be used as a key element of discussions about the Company with the investment community.

|_| Corporate Profile: Similar to a research report prepared by outside analysts, this four-page report provides accurate, up-to-date financial and operational analysis of the Company. Content is totally controlled by the Company and so can be endorsed by the Company without hesitation. This document becomes a pivotal element of communications, as it is very often the only source of reliable, quickly readable, tangible information on the Company. As such, it is the first document to which the investment community will turn. Also, one of the profile's principal values is to do a large share of the investor's, broker's or analyst's work for them, thereby promoting quick financial analysis and assistance in the development of third-party research reports.

|_| Corporate Fact Sheet: The corporate fact sheet is a scaled-down version of the corporate profile, providing key financial information, an overview of the business, and investment highlights. The corporate fact sheet provides an information vehicle for communicating a Company's story when the story is rapidly evolving and/or more analytical and detailed information is not immediately available.

|_| Direct Mail Prospecting Program: This is a cost-effective way to pre-screen a broad audience of potential investors. Mailings may include article reprints, short research reports, and other direct-mail materials. The corporate profile is also a direct mail tool. Direct mail programs include summarizing financial community information, drafting cover letters and developing specifically targeted mailing lists.

|_| Slide Presentation: Assist the Company in the development of a simple presentation to be used before brokers and analysts and other audiences in connection with meetings before members of the investment community.

|_| Street Contact: Identify new sources of support through monthly street contact and field trips with a concentration on special situation analysts, micro-cap fund managers, money managers and retail brokers. We will also target those institutions that have invested similar companies.

|_| Road Trips: Increase management's in-person contact with the investment community by arranging and hosting small group and on-on-one meetings both locally and in targeted cities during each quarter. We will plan to take advantage of management travel to arrange meetings in metropolitan areas near current Company operations.

|_| Investment Conferences: Expand efforts to obtain participation in sell-side investor conferences.

|_| Broker Events: Lunches, cocktail receptions and other special events (particularly ones that tie into the Company's core business activity) can be effective in gaining widespread retail broker support for the Company's stock. We will develop target invitation lists, mail invitations, fax reminders, phone to confirm attendance, coordinate meeting rooms, arrange meals and conduct post-event follow-up to identify interest and provide the Company with meaningful feedback.

|_| Street Name Shareholder Review: In-depth study to better understand the distribution of stock ownership.

|_| Internet Presence: Develop strategies to capitalize on the burgeoning group of individual investors and investment professionals that source information on investment opportunities through the internet. Included would be counseling the Company on development of a financially-related Company web site, and evaluating and recommending exposure on web sites that target individual investors.

|_| Advertising: Identify and evaluate financial publications that provide advertising opportunities targeted at the investment community, such as Investors Business Daily, Market Pulse, Opportunist Magazine, Stockbroker Magazine and others. This includes reviewing pricing options, evaluating readership and target audience, assessing market effectiveness of publication, developing copy, and placing the ads.

|_| Show Participation: Financial and investment forums targeted at individual investors, brokers and portfolio managers are growing in popularity, are held all over the country continuously throughout the year and allow a Company to reach a large audience for a relatively modest price. We evaluate potential shows, assist in booking space, designing booth presentation, putting together hand-out materials, work the booth (if needed), prepare in-advance mail campaigns to support show activities and do post-show follow-up to identify show effectiveness.

|_| Media Contact: Targeting and placement with media to produce the third-party endorsement inherent in coverage by respected independent publications. Includes the development of article topics and promotional packages targeted to specific media, telephone and personal contact to follow through and place articles, and working with writers and editors to answer questions and arrange interviews. We stand ready to advise you on crisis communications policy and are immediately available to assist you if specific problems develop.

|_| Quarterly Pre-Earnings Stories: Maintain contact with Dow Jones, Bloomberg, Reuters and CNBC to encourage quarterly Company-earnings stories each quarter.

|_| News Releases: Accurate, quickly disseminated information from the source is the best way to keep relevant investors informed. A variety of releases are utilized: quarterly results, management additions and changes, and other developments relevant to business operations. A "hot list" of those in the investment community who closely follow the Company is developed in conjunction with this activity and this hot list receives a fax copy of Company's releases issued on the day of distribution.

|_| Conference Calls: Conference calls are normally scheduled to coincide with the quarterly and annual release of earnings, and when announcing anything of significant impact to the Company. These calls are key to communicating with those members of the investment community who most closely follow the Company's stock. A conference call list is developed, invitations are sent out, the conference call is organized and held, and then in some cases the call is taped and reviewed for ways to improve communication of the Company's story.

|_| Mail and Fax List Creation: Work with client to develop and maintain a strategically targeted mail and fax list designed to assist in maintaining regular contact with members of the investment community as well as with the financial news media.

|_| Investor Kits: Utilizing available financial reports, press releases, media articles, product literature, research reports and other information we will develop an investor kit suitable for mailing to prospective investors. As time goes by, we will enhance the investor kit with supplementary information and coordinate with Company staff to ensure investor kits are readily available and consistently prepared.

                                   REFERENCES


Current and Past Clients:


Mitchell Stein
e-MedSoft.com
Woodland Hills, CA  91364
310-883-3049

Jonathan Bates, Executive VP
Cambridge Energy
Cocoa, FL  32922
407-636-6265

John McGrain
Pacific Softworks
Newbury Park, CA  91320
805-499-7722

Mr. John Thomas, CEO
Healthcomp Evaluation Services Corporation
Sarasota, FL  34238
941-925-2625


Financial Community:

Ed Mimides, Vice President
J. Alexander Securities
Los Angeles, CA   90014
213-680-4729

Bill Mayhew, Broker Principal
Salomon Grey Financial Corp.
Savannah, GA  31401
912-232-8800

Mr. Bob Ketchum
Edward Jones & Company
Moberly, MO  65270
800-287-6351

Augie LaTorre, Managing Director
Zanett Securities
New York, NY  10017
212-759-5700




Jack Clifford, President & CEO
ProCyte Corporation
Redmond, WA
425-869-1239

Samuel Bradt, Director
Interactive Buyers Network International, Ltd.
Chenequa, WI  53029
414-966-7691

Anton Garnier, Chairman and CEO
Southwest Water Company
West Covina, CA  91791
626-915-1551

Brian Farrell, President & CEO
THQ, Inc.
Calabasas, CA  91302
818-591-1310



Mr. Jerry Saperstein
Dirks & Company, Inc.
New York, NY  10022-4236
212-832-6700

Douglas Ivan, Investment Excutive
Van Kasper & Company
Newport Beach, CA  92660
714-718-4517

john Valentine, Vice President
RAF Securities
San Francisco, CA  94106
415-395-5864

Ms. Michelle Bertram
@stockgroup.com
Vancouver, British Columbia, Canada  V6C 1H2
604-331-0995